November 20, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Nudrat Salik

Al Pavot

Benjamin Richie

Margaret Schwartz

Re: Advanced Biomed Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed October 27, 2023

File No. 333-272110

Ladies and Gentlemen,

Advanced Biomed Inc. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 6, 2023, relating to the above referenced Amendment No. 5 to Registration Statement on Form S-1 (“Amendment No. 5”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 6”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to Amendment No. 5), all page references herein correspond to the page of the Amendment No. 6. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 6.

Amendment No. 5 to Form S-1

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page

59

1. Other expense, net represents approximately 18% of your net loss for the year ended June 30, 2023 and also increased from $36k to $683k during the year ended June 30, 2023. In this regard, please include a discussion of other expense as part of your results of operations discussion. Also, please disclose on page 64 the countries in which your cash deposits are primarily located and whether there are any material restrictions on your ability to transfer cash between countries or between the consolidated entities. Refer to Item 303 of Regulation S-K, including Item 303(a)(2)(i).

Response: In response to the Staff’s comment, we have updated our disclosure on page 61 for the other expenses. We also disclosed that our cash deposits are located in Taiwan and the PRC on page 64 and directed investors to detailed discussions of material restrictions on our ability to transfer cash between countries and between subsidiaries.

Liquidity and Capital Resources, page 62

2. We note your statement that management has commenced a strategy to raise debt and equity and that this strategy includes financial supports from the Company’s related party and shareholders as well as third parties. Please revise to state the terms and amounts of any known or expected debt or equity financings.

Response: In response to the Staff’s comment, we have disclosed the terms and amounts of our debt and equity financings on page 62.

Out Business

Industry-Academia Cooperation, page 83

3. We note that you have entered into two industry-academia cooperation agreements with the National Taiwan University. Please revise to state who will own any intellectual property that is developed pursuant to this partnership.

Response: In response to the Staff’s comment, we have disclosed on page 83 that the National Taiwan University will own all copyrights of any and all reports and works created under the industry-academia cooperation agreements, while we have the license to use any and all reports and works freely. We further disclosed that both parties to the agreements recognize that the cooperation is advisory and consulting in nature and do not expect to involve actual research activities.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Hung To Pau
Hung To Pau, Ph.D.
Chief Executive Officer

cc:
Fang Liu, Esq.
VCL Law LLP